REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of
The Advisors' Inner Circle Fund:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about United Association S&P 500 Index Fund's (the "Fund's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of October 30, 2009. Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 30, 2009, and with respect to agreement of security purchases and sales, for the period from September 11, 2009 (the date of our last examination), through October 30, 2009:

- Confirmation of all security positions with National City Bank (the "Custodian") in Cleveland, Ohio without prior notice to management;

- Confirmation of all securities held by the Depository Trust Company ("DTC") in book entry form. This confirmation included, but was not limited to, securities held by the Fund. For a sample of securities held in the aggregate by DTC, we agreed the omnibus position per the records of the Custodian to the confirmation of securities in the aggregate received from DTC;

-    Confirmation of all open futures contracts with the executing broker;

- Reconciliation of all such securities to the books and records of the Fund and the Custodian;

- Agreement of 1 security purchase and 4 security sales or maturities since our last examination from the books and records of the Fund to broker confirmations and cash statements received from National City Bank; and

- Confirmation or agreement to cash statements received from National City Bank of all securities out for transfer with brokers.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that United Association S&P 500 Index Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 30, 2009 with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of United Association S&P 500 Index Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.





Philadelphia, Pennsylvania
December 21, 2009

                 MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH
            CERTAIN PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of United Association S&P 500 Index Fund (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 30, 2009 and from September 11, 2009 through October 30, 2009.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 30, 2009 and from September 11, 2009 through October 30, 2009, with respect to securities reflected in the investment account of the Fund.



By:
           ---------------------------------------------------------------
           Philip T. Masterson, President
           The Advisors' Inner Circle Fund



           ---------------------------------------------------------------
           Date



By:
           ---------------------------------------------------------------
           Michael Lawson, Controller, Chief Financial Officer and
           Treasurer
           The Advisors' Inner Circle Fund



           ---------------------------------------------------------------
           Date



By:
           ---------------------------------------------------------------
           John Kernan, Managing Director
           Allegiant Asset Management Group



           ---------------------------------------------------------------
           Date

FUND NAME                                                      STATE                     REGISTRATION               FILE NUMBER

The Advisors' Inner Circle Fund
United Association S & P 500 Index Fund
                                                               ALASKA                    ANNUAL                       60044418
                                                               ALABAMA                   ANNUAL
                                                               CONNECTICUT               ANNUAL                        1023481
                                                               KANSAS                    ANNUAL                     2003S0000867
                                                               KENTUCKY                  ANNUAL                       600110541
                                                               LOUISIANA                 ANNUAL                        100843
                                                               MISSOURI                  ANNUAL                      0002-13700
                                                               NEW JERSEY                ANNUAL                       BEM-2290
                                                               NEVADA                    ANNUAL
                                                               NEW YORK                  OTHER                        S30-34-25
                                                               OHIO                      OTHER                          46876
                                                               OREGON                    ANNUAL                       2003-452
United Association S & P 500 Index Fund - Class I
                                                               DISTRICT OF COLUMB        ANNUAL                       60018399
                                                               IOWA                      ANNUAL                        I-55228
                                                               MASSACHUSETTS             ANNUAL
                                                               MARYLAND                  ANNUAL                      SM20030507
                                                               MICHIGAN                  ANNUAL                        939758
                                                               NEBRASKA                  ANNUAL                         62033
                                                               OKLAHOMA                  ANNUAL                      SE-2103201
                                                               TENNESSEE                 ANNUAL                       RM04-3558
                                                               WASHINGTON                GOOD UNTIL SOLD              60036890
                                                               WISCONSIN                 ANNUAL                        454553
United Association S & P 500 Index Fund - Class II
                                                               DISTRICT OF COLUMB        ANNUAL                       60018540
                                                               IOWA                      ANNUAL                        I-55326
                                                               MASSACHUSETTS             ANNUAL
                                                               MARYLAND                  ANNUAL                      SM20030621
                                                               MICHIGAN                  ANNUAL                        939759
                                                               NEBRASKA                  ANNUAL                         59410
                                                               OKLAHOMA                  ANNUAL                      SE-2116727
                                                               TENNESSEE                 ANNUAL                       RM04-3558
                                                               TEXAS                     GOOD UNTIL SOLD               C 71399
                                                               WASHINGTON                GOOD UNTIL SOLD              60038210
                                                               WISCONSIN                 ANNUAL                        455368

December 21, 2009

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia, PA 19103

We are providing this letter in connection with your performance of the procedures relating to the United Association S&P 500 Index Fund's (the "Fund's") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of October 30, 2009 and from September 11, 2009 through October 30, 2009.

We are responsible for the Fund's compliance with those requirements

We confirm, to the best of our knowledge and belief, as of December 21, 2009 the date of your report, the following representations made to you during your engagement:

1. We have made available to you all significant information that we believe is relevant to the subject matter or assertion and the agreed-upon procedures, including, if applicable, information about actions taken at meetings of the board of trustees and committees of the board of trustees.

2. We, as members of management of the Fund, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 30, 2009, and from September 11, 2009 through October 30, 2009. Based on this evaluation, we assert that the Fund is in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 30, 2009 and from September 11, 2009 through October 30, 2009, with respect to securities reflected in the investment account of the Fund.

3. We are responsible for the completeness and accuracy of the information supplied to you.

4. There are no known matters contradicting the subject matter or the assertion.

5. There are no communications from regulatory agencies affecting the subject matter or assertion.

United Association S&P 500 Index Fund




By:
           -------------------------------------------------------------
           Philip T. Masterson, President
           The Advisors' Inner Circle Fund



           -------------------------------------------------------------
           Date



By:
           -------------------------------------------------------------
           Michael Lawson, Controller, Chief Financial Officer and
           Treasurer
           The Advisors' Inner Circle Fund



           -------------------------------------------------------------
           Date